

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2023

William Wei Huang
Chief Executive Officer
GDS Holdings Ltd
F4/F5, Building C, Sunland International
No. 999 Zhouhai Road
Pudong, Shanghai 200137

> **Re: GDS Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 4, 2023**
> **File No. 001-37925**

Dear William Wei Huang:

We have reviewed your August 3, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements
Note 25. Major Customers and Suppliers, page F-59

1. We note your proposed revised disclosures in response to prior comment 4. Please further revise to clarify that Contracting Customer C represents the direct sales portion of revenue from End User Customer One. Also, clarify that a portion of revenue from the two significant End User Customers is also reflected within each of the Contracting Customers revenue percentages.

William Wei Huang
GDS Holdings Ltd
August 8, 2023
Page 2

      You may contact Megan Akst, Staff Staff Accountant at 202-551-3407 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Technology

cc: Daniel Ferteg